Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934
(Amendment #2)

Amcast Industrial Corporation
(Name of Issuer)

Common Stock, No Par Value Per Share
(Title of Class of Securities)

023395106
(CUSIP Number)

Alan Weber
c/o JB Capital Partners
5 Evan Place
Armonk, New York 10504
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications)

May 28, 2004
(Date of Event Which Requires Filing of This Statement)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ASQUISITION THAT IS SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(e), 13d-1(f) OR 13d-1 (g), CHECK THE FOLLOWING BOX [ ]

Note: Schedules filed in paper forma shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
    JB Capital Partners L.P.
    I.R.S. Identification Nos. of above persons (entities only).
    13-3726439

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b) x

3. SEC Use Only

4. Source of Funds
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [   ]

6. Citizenship or Place of Organization
    Delaware

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 399,400
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 399,400

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    399,400

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (9)
    4.3%

14. Type of Reporting Person (See Instructions)
    PN

1. Names of Reporting Persons.
    Alan W. Weber
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b) x

3. SEC Use Only

4. Source of Funds
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [   ]

6. Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: 14,050	
8. Shared Voting Power: 399,400	
9. Sole Dispositive Power: 14,050	
10. Shared Dispositive Power: 399,400	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    413,450

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (9)
    4.5%

14. Type of Reporting Person (See Instructions)
    PN

ITEM 1.   SECURITY AND ISSUER

This Schedule 13D Amendment No. 2, dated June 9, 2004 (this "Amendment No. 2), is being filed jointly on behalf of JB Capital Partners, L.P. ("JB Capital"), a limited partnership formed under the laws of the State of Delaware and Alan W. Weber ("Weber" along with JB Capital the "Reporting Persons") and relates to the common stock, no par value per share (the "Common Stock") of Amcast Industrial Corporation (the "Issuer").

The Reporting Persons previously reported an Initial Statement of Beneficial Ownership on Schedule 13D (the "Initial Statement") and was filed with the Securities and Exchange Commission The Initial Statement of Beneficial Ownership on Schedule 13D (the "Initial Statement"), which was filed on June 6, 2002

This cover page for the Reporting Persons is hereby amended to read as shown in this Amendment No. 2. Item 2 - 5 and Item 7 are hereby amended to read as shown in this Amendment No. 2.

ITEM 2.   IDENTITY AND BACKGROUND

This Amendment No. 2 is being filed jointly on behalf of the following Reporting Persons:

JB Capital Partners, L.P., 5 Evan Place, Armonk, New York 10504

Alan W. Weber, 5 Evan Place, Armonk, New York 10504

Weber's principal business is as the general partner of JB Capital. By virtue of his position with JB Capital, Mr. Weber has the power to vote and dispose the Common Stock owned by JB Capital. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The Reporting Persons, to the best knowledge of the Reporting Persons, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Between the period of May 28, 2004 and June 3, 2004, JB Capital sold shares of common stock in open market transactions for an aggregate sales price of approximately $181,148.70. This brings the total shares owned to 413,850.

ITEM 4.   PURPOSE OF TRANSACTION

The securities of the Issuer were sold for portfolio adjustment purposes.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

   (a)   As of June 4, 2004, JB Capital beneficially owns 399,400 shares of
         Common Stock, representing 4.3% of the Issuer's outstanding shares of
         Common Stock and Mr. Weber beneficially owns 413,450 shares of the
         Common Stock, representing 4.5% of the Issuer's outstanding shares.

   (b)   Mr. Weber shares the power to vote and dispose 399,400 shares of the
         Common Stock reported on this Amendment No.2. Mr. Weber has the
         sole power to vote and dispose of 14,050 shares of the Common Stock
         reported in this Amendment No.2.

   (c)   The table below lists all transaction in the Issuer's Common Stock in the
         last sixty days by the Reporting Persons. All such transactions were made
         by JB Capital in the open market.

Transactions in Shares Within the Past Sixty Days

Shares of Common Stock Purchased / (Sold)	Price Per Share	Date of Purchase/ Sale
(3,5000)	$3.9714	05/28/2004
(10,000)	$4.00	06/01/2004
(1,000)	$4.00	06/03/2004

   (d)   Not Applicable
   (e)   As of May 28, 2004, the Reporting Persons ceased to be the beneficial
         owner of more than five percent of the Common Stock.

**ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR
             RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER**

   Not Applicable

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

   (a)   Joint Filing Agreement dated June 9, 2004 by and between JB Capital
         Partners, L.P. and Alan W. Weber.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 9, 2004

JB Capital Partners, L.P.

By: /s/ Alan W. Weber
        Name: Alan W. Weber
        Title: General Partner

By: /s/ Alan W. Weber
        Name: Alan W. Weber

Exhibit Index

The following documents are filed herewith:

Exhibit

(a)   Joint Filing Agreement dated June 9, 2004 by and between JB Capital
         Partners, L.P. and Alan W. Weber.

(The remainder of this page was intentionally left blank)

Exhibit 1

Joint Filing Agreement

The undersigned parties hereby agree that the Schedule 13D Amendment No. 2 filed herewith relating to the Common Stock without par value of Amcast Industrial Corporation is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) on behalf of each person.

Date: June 9, 2004

                                   JB Capital Partners, L.P.

                              By   /s/ Alan W. Weber
                                    Name: Alan W. Weber
                                    Title: General Partner

                              By: /s/ Alan W. Weber
                                    Name: Alan W. Weber